Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED ARTICLES OF INCORPORATION

OF

QUALSTAR CORPORATION

The undersigned hereby certify that:

1.	They are the President and the Chief Financial Officer, respectively, of QUALSTAR CORPORATION, a California corporation (the “Corporation”).

2.	ARTICLE THREE of the Restated Articles of Incorporation of the Corporation is amended in its entirety to read as follows:

“Section 1. On the close of business on the date this Certificate of Amendment is filed with the California Secretary of State (the “Effective Time”), each six (6) shares of Common Stock issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof or the Corporation, be combined and converted into one (1) share of validly issued, fully paid and non-assessable Common Stock, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Rather, any shareholder that would be entitled to receive fractional shares as a result of the Reverse Stock Split shall instead receive a cash payment in lieu thereof equal to the fraction to which such shareholder would otherwise be entitled multiplied by the last sale price of the Common Stock as reported on The Nasdaq Capital Market (as adjusted to reflect the Reverse Stock Split) on the last trading day preceding the effective date of the Reverse Stock Split.

Section 2. The Corporation is authorized to issue two classes of shares designated, respectively, “Common Stock” and “Preferred Stock,” and referred to herein either as Common Stock or Common shares and Preferred Stock or Preferred shares, respectively. The number of shares of Common Stock which the Corporation is authorized to issue is Fifty Million (50,000,000) and the number of shares of Preferred Stock which the Corporation is authorized to issue is Five Million (5,000,000).

Section 3. The Preferred shares may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of Preferred shares and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of Preferred shares and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.”

3.	The foregoing amendment of Restated Articles of Incorporation has been duly approved by the Board of Directors of the Corporation.

4.

The foregoing amendment of Restated Articles of Incorporation has been duly approved by the required vote of shareholders of the Corporation in accordance with Sections 902 and 903 of the California Corporations Code. The Corporation has one class of stock outstanding and such class of stock is entitled to vote on the amendment. The total number of outstanding shares of the Corporation is 12,253,117 shares of Common Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required, such required vote being more than 50% of the outstanding shares of Common Stock voting as a class.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: June 14, 2016

By:	/s/ Steven B. Bronson
Name: Steven B. Bronson
Title: President and Chief Executive Officer

By:	/s/ Louann Negrete
Name: Louann Negrete
Title: Chief Financial Officer